

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

November 3, 2008

Via U.S. Mail

Mr. Arthur O. Whipple
Chief Financial Officer
PLX Technology, Inc.
870 W. Maude Avenue
Sunnyvale, CA 94085

> **Re:** **PLX Technology, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed March 6, 2008**
> **File No. 000-25699**

Dear Mr. Whipple:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief